SIGMA LABS, INC.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

January 18, 2011

Via EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention:	Larry Spirgel, Assistant Director

Re:	Framewaves, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed December 20,2010
File No. 033-02783-S

Dear Mr. Owings:

By letter dated December 29, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided this company, Sigma Labs, Inc. (fka as Framewaves, Inc.), with comments to this company’s Amendment No. 2 to Current Report on Form 8-K filed with the SEC on December 20, 2010 (the “Form 8-K”).

This letter contains the responses of Sigma Labs, Inc. to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the December 29, 2010 letter from the Staff.  In addition, we have filed with the SEC, concurrently with filing this response letter, Amendment No. 3 (“Amendment No. 3”) to the Form 8-K.

Management’s Discussion and Analysis of Plan of Operations, page 17

1. We have amended the Form 8-K to include the following discussion on future revenues we expect to generate from current contracts:

We expect to generate revenues primarily by marketing and selling our manufacturing and materials technologies.  However, for the period from our inception through September 30, 2010, we generated revenues from engineering consulting services we provided during this period.

For the period commencing October 1, 2010 through December 31, 2010, we expect to continue to refine and finalise our technologies for commercialization. However, until such time, we anticipate that we will earn revenues to finance our development activities and other operating costs mainly from offering consulting services in connection with our area of expertise, i.e., materials and manufacturing technologies. We have four current/active consulting contracts with respect to which we expect to perform and generate future revenues.

Specifically, we have two consulting contracts with Honeywell International, Inc. concerning the application of our IPQA technology to the manufacturing of aero-engines, and we expect to generate approximately $60,000 in revenues under these agreements with Honeywell upon their completion.  Additionally, we anticipate revenues of approximately $27,663 under a consulting contract with ALCOA, which we expect to complete in early 2011.  This contract involves advisory activities associated with IPQA technology for ALCOA in connection with its development of inertia friction-welding for an advanced aluminum alloy.  Lastly, we expect to earn revenues under another contract with the United States Air Force (“USAF”) in connection with the development of a closed-loop control system applicable to electronic beam direct manufacturing. We anticipate revenues of approximately $277,000 for the three-months ended December 31, 2010 under the USAF contract, and up to an additional $520,000 upon completion of the project.

We are not making any product sales of our IPQA or other technologies under these contracts – activities are limited to advising and consulting concerning our materials/manufacturing technologies expertise and background.

The Honeywell, ALCOA and USAF contract are all fixed price contracts, for which we will receive a specified fee regardless of our cost to perform under such contract. In connection with entering into these fixed-contract consulting arrangements, we are required to estimate our costs of performance.  Accordingly, if we under-estimate the cost to complete a contract, we will still be required to complete the work specified under such contract, which could result in a loss to us.  To actually earn a profit on these contracts, we must accurately estimate costs involved and assess the probability of meeting the specified objectives, realizing the expected units of work or completing individual transactions, within the contracted time period.  We expect to recognize revenues on these contracts, including a portion of estimated profit, as costs are incurred.  Therefore, if any of these contracts is cancelled or re-negotiated after work has been performed, previously recognized revenue would be reversed and charged to earnings at that time.  The reversal of previously recognized revenue could adversely affect our financial results.  In addition, we expect to review these contracts quarterly and adjust revenues to reflect our current expectations as to the total anticipated costs of each contract.  These adjustments may affect the timing and amount of revenue recognized and could adversely affect our financial results.

Form 8-K.Amendment No. 1 dated November 5, 2010
Exhibit 99.1
B6 Sigma, Inc.
Audited Financial Statements for February 28, 2010
6. Subsequent Events
Asset Purchase Agreement, page 9

2. Please see below for our response to comment 9 of the Staff’s November 22, 2010 letter:

We accounted for the purchase agreement with Technology Management Company (“TMC”) as an acquisition of assets and not a business.  We set forth below some background concerning the development of the IPQA assets, as well as the operations of Beyond 6 Sigma division of TMC prior to the sale of such assets.

In May 2005, Mark Cola and Vivek Dave (each of whom is currently an officer and a director of Sigma Labs, Inc., collectively, the “Principals”) formed Beyond6 LLC (the “LLC”) while each was employed at the Los Alamos National Laboratory (“LANL”). At that time, the LLC was conducted as an “after hours” operation, and the predominant focus was the development of the IPQA technology and its application in the commercial world. The IPQA technology was originally conceived and developed by the Principals.  Between 2005 and 2006, while still employees of the LANL, the Principals refined the IPQA technology and offered preliminary demonstrations of the technology to a few test clients with whom they had developed relationships at LANL, and who expressed interest in the technology were it ever commercialized.  During this period, however, the LLC did not have a finalized software product, and no sales of the IPQA technology were made.  Accordingly, the LLC recorded no revenues in connection IPQA technology during this period. However, the costs incurred by the LLC in connection with presenting the demonstrations were funded and reimbursed by the test clients.

In June 2006, the Principals were hired by and assigned to a new division of TMC: Beyond 6 Sigma (hereinafter, “TMC Division”). TMC Division was essentially formed around the Principals and the ideas, test-client relationships, etc. they had developed regarding the IPQA technology.  The goal of this arrangement was to engage the Principals to further refine the IPQA technology toward commercialization.  The Principals were also engaged to provide engineering services unrelated to TMC’s core business and unrelated to the IPQA technology via the new TMC Division.  In connection with the Principals employment by TMC Division, TMC acquired the Principals’ rights in the IPQA technology and related assets in consideration for equity in TMC.  At the time of TMC’s acquisition of the rights to the IPQA technology, the technology was still in its infancy and not ready for commercialization.  Accordingly, the assets acquired in connection with this acquisition were limited to intangible assets, ideas and related intellectual property concerning this technology.  In addition, the Principals also brought with them the relationships (i.e., test clients) they had developed while at LANL (and utilized during their time at the LLC) in the hope of continuing to leverage such relationships to further test, develop and refine the IPQA technology while employed at TMC Division.  These were relationships/arrangements that originated during the Principals’ tenure at LANL, and TMC/TMC Division has no connection to such relationships prior to TMC’s involvement with the Principals.

Between 2006 and 2010, as employees of TMC Division, the Principals further refined the IPQA technology. During this time, significant effort was placed on the further development of software algorithms required to commercialize the IPQA platform. In the course of their development work at TMC Division, the technology never reached commercialization. Accordingly, TMC/TMC Division could not commercially exploit the technology during the time of the Principals’ employment thereat.  Similar to the activities at the LLC concerning the IPQA technology, the Principals continued to develop this technology with interested test clients, who reimbursed TMC Division the costs of such demonstrations.  Accordingly, TMC/TMC Division never earned revenues from exploitation of the IPQA technology since the Principals remained primarily engaged in research and development activities concerning the technology, and there was no bona fide final product for commercial exploitation.  As noted above, TMC Division did provide unrelated engineering services to some customers and recorded revenues with respect to such services; but to be clear, no revenues were actually generated from or in connection with exploitation of IPQA. With respect to the IPQA technology, the operations of TMC Division were limited to research and development activities. Although presentations of the technology were made, this was undertaken in the spirit of research and development and further refinement of the technology.

In early 2010, TMC determined it was no longer interested in funding further development of the IPQA technology. As a result, TMC and the Principals decided to terminate their relationship.  The intellectual property and related assets underlying the IPQA technology were sold to a new entity formed by the principals, B6 Sigma, Inc. (now a wholly owned subsidiary of Sigma Labs, Inc., and together with Sigma Labs, Inc., the “Company”). In connection with the sale, TMC/TMC Division retained only those assets not contributed by the Principals at the time of their initial employment with TMC, i.e., cash, legal documents concerning the formation of the division and certain liabilities. This sale of intellectual property assets was accounted for as an acquisition of assets and not a business.

Following their separation from TMC, the Principals raised outside funds to finance further development of the IPQA technology with the hope of bringing it to commercialization.  The Principals have further refined and tested the IPQA technology, including further demonstrations to test clients. At this time, the technology is in its final stages of development and continuing to undergo trials at test clients’ facilities.  Additionally, since separating from TMC/TMC Division, the Principals have acquired or are developing additional technologies (i.e., other than IPQA), which they plan to refine and bring to commercialization at the Company.

The acquisition under the purchase agreement with TMC (the “Purchase Agreement”) comprised mostly to the IPQA assets, and was characterized as a sale/purchase of assets and not a business. Our reasons for this characterization are as follows:

• Revenue Producing Activity. As noted earlier, the IPQA technology did not generate any revenues at TMC Division since the Principals were primarily engaged in research and development activities concerning the technology.  Accordingly, there was no revenue producing activity at TMC Division with respect to the IPQA assets acquired by the Company.

• Scope of Operations. TMC Division was primarily engaged in the development of the IPQA assets for commercialization. Since separating from TMC/TMC Division, the Principals have acquired or are developing additional technologies (i.e., other than IPQA), which they plan to develop and bring to commercialization at the Company.  Accordingly, the scope of the Company’s activities is broader than the development activities undertaken at TMC Division.  Specifically, the Company is investing in the development and ultimate commercialization of other technologies, the development of which was not undertaken at TMC Division.

•  Customer Base/Market Distribution System. The Principals’ activities at TMC Division were limited to further development of the IPQA technology.  The technology never reached maturity/commercial application during their time at TMC.  Since there was no commercial product to sell, there was no customer base or distribution system. Although presentations of the technology were made, this was undertaken in the spirit of research and development and further refinement of the technology. Upon being employed by TMC, the Principals brought with them these relationships (i.e., test clients) they had developed while at the LLC and LANL in the hope of continuing to leverage such relationships to further test, develop and refine the IPQA technology in the course of their work at TMC Division.  These relationships originated during the Principals’ tenure at LANL, and TMC had no connection to such relationships prior to its involvement with the Principals.  Accordingly, in connection with their separation from TMC/TMC Division, the Principals reacquired their rights in the IPQA technology and related assets, including any contracts concerning the testing of the IPQA technology with test clients (which relationships and contracts originated with the Principals).

• Physical Facilities/Employee Base.  Under the Purchase Agreement, the Company/Principals did not acquire any employees of TMC Division or any facilities or real property belonging to either TMC or TMC Division.

Based on the foregoing, we concluded that the operations of TMC Division did not constitute a business, and we accounted for the transactions contemplated under the Purchase Agreement as an asset acquisition and not the acquisition of a business.

Accordingly, we do not believe that historical or pro forma financial statements for TMC Division are required pursuant to Rules 8.04 and 8.05 of Regulation S-X.  In addition, TMC informs us that they have never maintained stand-alone financial statements for TMC Division, and such financial statements are not available.

3. Please see below for our response to comment 10 of the Staff’s November 22, 2010 letter:

For the reasons set forth in response to comment 2 above, we do not believe TMC Division to be a predecessor company of the Company.  In sum, we do not believe that TMC Division’s operations comprised a business, and the scope of the Company’s current operations is broader than the activities undertaken at TMC Division.

4. Please see below for our response to comment 11 of the Staff’s November 22, 2010 letter:

TMC was founded in the early 1990’s in response to the collapse of the Soviet Union and new legislation creating the Cooperative Threat Reduction (CTR) program, commonly known as the Nunn-Lugar Act after its authors.  The Act authorized U.S. assistance in the elimination of Soviet weapons of mass destruction.  TMC became the first legally recognized U.S. international program support company widely operating in the Former Soviet Union, which remains a competitive advantage in providing in-country services.  Over the last 10+ years, TMC has expanded its services to provide a variety of management, technical and logistics support services to government agencies.

At the time the TMC Division was formed, TMC served U.S. Government clients in achieving success in difficult geo-cultural environments where legal, political, social, and economic systems vary significantly from Western standards.  It provided its clients with four basic services:

• In-Country Project Management (both on-site supervision by a local national Project Associate and full-scale project management);

• Regional Risk Assessment (integrated, multi-disciplinary analysis by leading experts, coupled with data collection and validation by local national staff);

• In-Country Staffing (salary screening, recruiting, hiring, payment, and supervision); and

• International Task Support (travel, language services, conference management, and in-country procurement, storage and shipping)

Except for the services performed by TMC Division, TMC did not offer high technology service offerings to its clients. To the best of our knowledge, as the result of the elimination of the TMC Division, TMC has returned to operating nearly exclusively in the foregoing areas overseas.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Form 8-K to the undersigned at (505) 438-2576 or to Ekong Udoekwere, the Company’s SEC counsel, at (310) 789-1205.

Very truly yours,

/s/ MARK COLA Mark Cola President and Chief Operating Officer

Cc:  Ekong Udoekwere, Esq.